Exhibit (a)(5)(D)

FLY Leasing Announces Commencement of Self-Tender Offer for up to $75,000,000 in Aggregate Purchase Price of Its Common Shares Held in the Form of American Depositary Shares at a Purchase Price Not Less than $12.70 and Not Greater Than $14.25 per Share

Dublin, Ireland, November 17, 2015 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced that it is commencing its previously announced “modified Dutch auction” tender offer for an aggregate purchase price of up to $75,000,000 of its common shares held in the form of American Depositary Shares (the “Shares”) at a price per Share not less than $12.70 and not greater than $14.25. The tender offer will expire at 5:00 P.M., New York City time, on Wednesday, December 16, 2015, unless extended by FLY. Tenders of Shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the Tender Offer Materials (as defined below).

A “modified Dutch auction” tender offer allows shareholders to indicate how many Shares and at what price within FLY’s specified range they wish to tender. Based on the number of Shares tendered and the prices specified by the tendering shareholders, FLY will determine the lowest price per Share within the specified range that will enable FLY to purchase Shares having an aggregate purchase price of up to $75,000,000. Upon the terms and subject to the conditions of the tender offer, if Shares having an aggregate purchase price of less than $75,000,000 are validly tendered and not validly withdrawn, FLY will buy all Shares validly tendered and not validly withdrawn, subject to the satisfaction, in FLY’s reasonable judgment, or waiver of the conditions to the tender offer. FLY also reserves the right, in the event that more than $75,000,000 of its Shares are tendered in the tender offer at or below the purchase price, to purchase up to an additional 2% of its Shares outstanding without extending the tender offer. All Shares purchased by FLY in the tender offer will be purchased at the same price. Shareholders whose Shares are purchased in the tender offer will be paid the determined purchase price in cash, less any applicable withholding taxes, less a cancellation fee of $0.03 per Share accepted for purchase in the offer that will be paid to Deutsche Bank Trust Company Americas, FLY’s depositary, and without interest, after the expiration of the tender offer.

FLY expects to fund the purchase of Shares in the tender offer with existing cash and cash equivalents. The tender offer will not be conditioned upon any minimum number of Shares being tendered, but will be subject to certain other conditions as indicated in the Offer to Purchase.

The complete terms and conditions of the tender offer are contained in the Offer to Purchase and the related Letter of Transmittal which are expected to be mailed to shareholders shortly.

Wells Fargo Securities, LLC will serve as the dealer manager for the tender offer. D.F. King & Co., Inc. will serve as information agent for the tender offer, and American Stock Transfer & Trust Company, LLC will serve as the tendering agent for the tender offer. Shareholders and investors who have questions or need assistance may call Wells Fargo Securities, LLC at (877) 450-7515 (toll-free) or (212) 214-6400 or D.F. King & Co, Inc. at (866) 406-2283 (toll-free).

None of FLY, its board of directors, Fly Leasing Management Co. Limited, the dealer manager, the information agent, the tendering agent or any of their affiliates, or any shareholders of FLY, makes any recommendation as to whether to tender Shares or as to the price or prices at which to tender them.

Information Regarding the Tender Offer

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Shares. The solicitation and offer to buy the Shares will only be made pursuant to the Offer to Purchase and the Letter of Transmittal that will be sent to FLY’s Shareholders. Shareholders and investors are urged to read FLY’s Tender Offer Statement on Schedule TO, the Offer to Purchase, the related Letter of Transmittal and the other offer materials and exhibits thereto, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information, including various terms and conditions of the tender offer. Shareholders will be able to obtain copies of the Offer to Purchase, the Letter of Transmittal and the other tender offer materials (collectively, the “Tender Offer Materials”) filed by FLY as part of the Tender Offer Statement on Schedule TO and other documents filed with the Securities and Exchange Commission (the “SEC”) through the SEC’s internet address at www.sec.gov without charge when these documents become available. Shareholders and investors may also obtain a copy of these documents, as well as any other documents FLY has filed with the SEC, without charge, from the information agent, D.F. King & Co., Inc., by calling (866) 406-2283 (toll-free) or emailing flyleasing@dfking.com.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand and fuel-efficient commercial jet aircraft. FLY acquires and leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements.” Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the SEC from time to time, including its Annual Report on Form 20-F and its Reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas
Investor Relations
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com